EXHIBIT 99.1

                                                       For immediate publication


                                  PRESS RELEASE


                HAEMACURE PROVIDES GUIDANCE FOR FISCAL YEAR 2001



Montreal, Quebec (Canada) March 6, 2001 - Haemacure Corporation is hosting today a conference call with analysts and investors to discuss the Company's the fiscal year end (FY) 2000 results, its exclusive marketing agreement with Pharmacia for the Gelfoam line of products, its first quarter (Q1) 2001 results, and provide guidance for FY 2001.

Analysis between FY2000 and 2001 Projections

         For FY 2001, revenues are projected to grow between 80% to 100% as compared to FY 2000, resulting in revenues projections of C$23-C$26 million. While Hemaseel APR will provide the majority of the revenue, the introduction of new devices, i.e. the HemaMyst delivery system for two homogeneous fluids and others, will now start contributing to the revenues in the range of 5%. While, the recently announced marketing agreement with Pharmacia for their Gelfoam(R) products will be a new source of revenue for the Company. Its contribution will complete the remaining 10%.


         We anticipate the revenue growth for Hemaseel APR to represent between 70% and 80% of the projected revenues, due to the continued market penetration stemming from highly focused sales campaigns and increased educational and the increased use created by introduction of new delivery devices. Recently introduced new devices allow for a broader range of applications of the product, leading to increase revenue growth. While overall revenue growth will remain strong, we project that the unit volume in milliters will grow at a faster rate, given that in FY 2000 quantity discounts were provided to Group Purchase Organization (GPO). Nevertheless, we anticipate a slower unit price decrease in FY 2001.


         As stated, the marketing agreement with Pharmacia will produce a new revenue stream for Haemacure. This revenue will be generated using our existing resources, without incremental costs. As we gain both technical and market experience with Gelfoam(R), we project a steady quarterly increase in revenue rate with Gelfoam(R) including new account growth.


         In fiscal year 2000, product gross margins ranged from 48% to 52%, and was primarily on Hemaseel APR sales. Assuming an additional erosion in unit price, we project that the Hemaseel APR margins for FY 2001 to be at or below the lower end of that range. Thus, the need to establish tight management control on product sampling.

         The gross margins for devices range from 60% to 80%, while the Gelfoam margin is projected at 95% to 100%. Hence, overall margins for FY 2001 are projected to be higher than in 2000, due to the contribution from devices and Gelfoam, and by controlling costs.

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         Overall operating expenses for FY 2001 are expected to increase by 30%
to 35% due to increases in sales commissions related to higher revenues, and additional clinical expenses related to the establishment of the dedicated manufacturing facility for Hemaseel APR.

         Specifically, we anticipate that the sales and marketing expenses will remain constant, except for commissions. As compared to FY 2000, we expect clinical and regulatory expenses to increase by 100%-200% from $2.0 to $4.7 million. This increase is part of completing the clinical requirements and in preparation for a Biological License Application (BLA) in 2002 to the United States-Food and Drug Administration. A BLA consists of a regulatory application for both the new manufactured product Hemaseel APR and its manufacturing facility located at BioProduct Laboratories (BPL) in Elstree, England. In FY 2000, clinical and regulatory expenses were substantially lower, since our effort was concentrated on the purchasing the manufacturing equipment and the construction of the facility at BPL. Construction and installation of all equipment is scheduled for completion for Q3-2001, when clinical validation production lots will start. The capital expenditures relating to manufacturing Hemaseel APR will be approximately $5 million in FY 2001.

         General and administrative expenses should remain unchanged for FY 2001, while the non-operating expenses will increase due to added interest costs related to our recently announced credit facility resulting in a decrease in investment income.

Minor headcount increases are expected in 2001.

FY 2001 Forecast

Using the parameters mentioned above, our projection for FY 2001 indicates that we anticipate, for a third year in row, to reduce our loss per share. Operating income (EBITDA) is expected to be close to breakeven in Q4-2001. If we exclude the clinical expenses related to establishing the manufacturing of Hemaseel APR, in this case the EBITDA could show positive for Q3 and Q4-2001.

Haemacure Corporation is a Canada-based company specialized in the development and commercialization of innovative biological adhesives, bio-materials and surgical devices for the acute surgical wound care market. It also operates sales and marketing offices in Sarasota, Florida through a wholly-owned subsidiary. The Company is traded under stock symbol TSE:HAE on the Toronto Stock Exchange, in the United States stockbrokers may trade the Company's shares on the Toronto Stock Exchange under a Blue Sky Exemption.


Source                    :    HAEMACURE CORPORATION

Toronto Stock Exchange  :   TSE:HAE

Contacts   :   Mr. Marc Paquin               Mr. James Roberts
               President and CEO             VP Finance & Admin., CFO

               Haemacure Corporation         Haemacure Corporation
               Tel. : (941) 364-3700         Tel. : (941) 364-3700

               Mr. Clement Gagnon
               CGE Communication Group

               Tel. : (514) 987-1455